Exhibit 10.3
COINMACH SERVICE CORP. 2004 LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK AGREEMENT
     THIS AGREEMENT, entered into as of the Grant Date (as defined in paragraph 1), by and between the Participant and Coinmach Service Corp. (the “Company”);
WITNESSETH THAT:
     WHEREAS, the Company maintains the Coinmach Service Corp. 2004 Long-Term Incentive Plan (the “Plan”), which is incorporated into and forms a part of this Agreement, and the Participant has been selected by the committee administering the Plan (the “Committee”) to receive a Restricted Stock Award under the Plan;
     NOW, THEREFORE, IT IS AGREED, by and between the Company and the Participant, as follows:
     1. Terms of Award. The following terms used in this Agreement shall have the meanings set forth in this paragraph 1:
(a)	The “Participant” is Mitchell Blatt.

(b)	The “Grant Date” is November 3, 2006.

(c)	“Covered Shares” are shares of Class A Stock granted under this Agreement and subject to the terms of this Agreement and the Plan. The number of “Covered Shares” awarded under this Agreement is 20,000 shares.

(d)	5,000 Covered Shares[1] (representing 25% of all Covered Shares awarded under this Agreement) shall be “Time Vesting Shares.”

(e)	15,000 Covered Shares [2] (representing 75% of all Covered Shares awarded under this Agreement) shall be “Performance Vesting Shares.” The number of Covered Shares representing 2/3 of Participant’s Performance Vesting Shares shall be “Pool I Performance Vesting Shares”, and the number of Covered Shares representing 1/3 of Participant’s Performance Vesting Shares shall be “Pool II Performance Vesting Shares.”
Other terms used in this Agreement are defined pursuant to paragraph 14 or elsewhere in this Agreement.
     2. Award. The Participant is hereby granted the number of Covered Shares set forth in paragraph 1.

[1]	25% of the Covered Shares awarded shall be subject to time vesting.

[2]	75% of the Covered Shares awarded shall be subject to performance vesting.

     3. Section 83(b) Election. The parties agree that the Fair Market Value of each Covered Share as of the Grant Date is $10.00. The Participant, in his sole discretion, may make a Section 83(b) Election with the IRS in the form of Exhibit A attached hereto. The Participant understands that under applicable law such election must be filed with the IRS no later than 30 days after any grant of the Covered Shares is to be effective. If the Participant files an effective 83(b) Election, the excess of the fair market value of the Covered Shares (which the IRS may assert is different from the Fair Market Value determined by the parties) covered by such election shall be treated as ordinary income received by the Participant, and the Company or one of its Subsidiaries shall withhold from Participant’s compensation all amounts required to be withheld under applicable law. If the Participant does not file an 83(b) Election, future appreciation on the Covered Shares will generally be taxable as ordinary income when such Covered Shares vest pursuant to this Agreement. (See Exhibit A for additional information about the tax consequences.) The foregoing discussion as well as the discussion in Exhibit A is based on Federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the Federal income tax aspects of the program or grants under it. The Participant may also be subject to state and local taxes in connection with the grant of Covered Shares under the program. The Company suggests that the Participant consult with his individual tax advisor to determine the applicability of the tax rules to the awards granted to him in his personal circumstances.
     4. Dividends and Voting Rights. The Participant shall be entitled to receive any dividends paid with respect to the Time Vesting Shares that become payable during the Restricted Period; provided, however, that no dividends shall be payable to or for the benefit of the Participant for Time Vesting Shares with respect to record dates occurring prior to the Grant Date, or with respect to record dates occurring on or after the date, if any, on which the Participant has forfeited those Time Vesting Shares. The Participant shall not be paid any dividends with respect to the Performance Vesting Shares until the Participant has become vested in such shares. At the time of vesting, the Participant shall receive a cash payment equal to the aggregate dividends (without interest) that the Participant would have received if the Participant had owned all of the Performance Vesting Shares in which the Participant vested for the period beginning on the date of grant of those shares and ending on the date of vesting. No dividends shall be paid to the Participant with respect to any Time Vesting Shares or any Performance Vesting Shares that are forfeited by the Participant. The Participant shall be entitled to vote the Covered Shares (whether Time Vesting Shares or Performance Vesting Shares) during the Restricted Period to the same extent as would have been applicable to the Participant if the Participant was then vested in the shares; provided, however, that the Participant shall not be entitled to vote the shares with respect to record dates for such voting rights arising prior to the Grant Date, or with respect to record dates occurring on or after the date, if any, on which the Participant has forfeited those Covered Shares.
     5. Deposit of Covered Shares. Each certificate issued in respect of the Covered Shares granted under this Agreement shall be registered in the name of the Participant and shall be deposited in a bank designated by the Committee. During the Restricted Period, all certificates evidencing the Restricted Stock will be imprinted with the following legend: “The securities evidenced by this certificate are subject to the transfer restrictions, forfeiture restrictions and other provisions of the Restricted Stock Agreement dated November 3, 2006, between Coinmach Service Corp. and Mitchell Blatt.” Notwithstanding the foregoing, the Committee may, in its sole discretion, cause the Covered Shares to be held in book-entry form on behalf of the Participant without the issuance of certificates.
     6. Transfer and Forfeiture of Shares.
(a)	Time Vesting Shares. If the Date of Termination (as defined below) does not occur during the Restricted Period with respect to any Installment of the Time Vesting Shares, then, at the end of the Restricted Period for such shares, the Participant shall become vested in those Time Vesting Shares, and shall own the shares free of all restrictions otherwise imposed by this Agreement. With respect to all Time Vesting Shares, the “Restricted Period” shall begin on the Grant Date. The “Restricted Period” with respect to each Installment of Time Vesting Shares shown on the schedule shall end on the Vesting Date applicable to such Installment (but only if the Date of Termination has not occurred before the Vesting Date):

VESTING DATE
APPLICABLE TO
INSTALLMENT	INSTALLMENT
1,666	One-Year Anniversary of Grant Date
1,666	Two-Year Anniversary of Grant Date
1,668	Three-Year Anniversary of Grant Date
(b)	Performance Vesting Shares. If the Date of Termination does not occur during the Performance Period with respect to the Performance Vesting Shares, then, at the end of the Performance Period for such shares, the Participant shall become vested in those Performance Vesting Shares, and shall own the shares free of all restrictions otherwise imposed by this Agreement, but only to the extent expressly provided by this paragraph 6. Except as otherwise provided in this paragraph 6, if the Date of Termination occurs at or prior to the end of the Performance Period, the Performance Vesting Shares shall be forfeited. With respect to all Performance Vesting Shares, the “Performance Period” shall begin on the Grant Date and shall end on March 31, 2009.
(i)	Performance Goals. The vesting of Pool I Performance Vesting Shares is not dependent on the satisfaction of the Performance Goal for Pool II Performance Vesting Shares, and the vesting of Pool II Performance Vesting Shares is not dependent on the satisfaction of the Performance Goal for Pool I Performance Vesting Shares.
(A)	Pool I Performance Vesting Shares. The performance goal with respect to Pool I Performance Vesting Shares shall be DCF of $48 million for the fiscal year of the Company ending March 31, 2009.

If the Performance Goal described in the preceding sentence is met as of the end of the Performance Period, all Pool I Performance Vesting Shares shall vest, and Participant shall own such Pool I Performance Vesting Shares free of all restrictions otherwise imposed by this Agreement. Pool I Performance Vesting Shares that have not vested at or prior to the end of the Performance Period shall be forfeited.

(B)	Pool II Performance Vesting Shares. The Performance Goal with respect to Pool II Performance Vesting Shares shall be Consolidated EBITDA of $174 million for any four consecutive fiscal quarters beginning on or after October 1, 2006 and ending on or prior to March 31, 2009. If the Performance Goal described in the preceding sentence is met at any time during the Performance Period, all Pool II Performance Vesting Shares shall vest, and the Participant shall own such Pool II Performance Vesting Shares free of all restrictions otherwise imposed by this Agreement. If the Performance Goal described above is not met as of the end of the Performance Period, but Consolidated EBITDA as of the end of the Performance Period is at least $165 million, an amount (expressed as a percentage) of Pool II Performance Vesting Shares shall vest in accordance with the following schedule:

Consolidated EBITDA
for the fiscal year of the Company ending	Vested Percentage of Pool II
March 31, 2009	Performance Vesting Shares
Less than $165 million	0%
At least $165 million but less than $166 million	25%
At least $166 million but less than $167 million	30%
At least $167 million but less than $168 million	35%
At least $168 million but less than $169 million	40%
At least $169 million but less than $170 million	50%
At least $170 million but less than $171 million	60%
At least $171 million but less than $172 million	75%
At least $172 million but less than $173 million	85%
At least $173 million but less than $174 million	95%
$174 million or greater	100%
Pool II Performance Vesting Shares that have not vested by the end of the Performance Period shall be forfeited.
(C)	Satisfaction of Performance Goals. The determination as to whether a Performance Goal with respect to Pool I Performance Shares and Pool II Performance Shares shall have been met shall be made by the Board of Directors following the review and/or audit, as applicable, by the Company’s independent certified public accountants of the financial statements of the Company for the fiscal quarter or fiscal year, as applicable, ending on the last day of the period during which such Performance Goal is believed to have been met. Notwithstanding any provision contained herein to the contrary, the Board of Directors shall have the sole and absolute discretion to interpret the meaning of any defined term contained herein used in the calculation of DCF and Consolidated EBITDA, which interpretation shall be binding on Participant (whether or not such interpretation is in accordance with GAAP or, for those term not defined by GAAP, other commonly used definitions or measures). If and to the extent Participant is a member on the Board of Directors at the time any such determination described in this clause (C) is made, such Participant shall abstain from taking part in such determination.
(c)	Notwithstanding the foregoing provisions of this paragraph 6, the following provisions shall apply to the Covered Shares, including both the Time Vesting Shares and the Performance Vesting Shares:
(i)	Change in Control. If the Participant’s Date of Termination does not occur prior to a Change in Control, then as of the Change in Control, all Covered Shares that have not previously vested shall vest and the Participant shall become the owner of such shares free of all restrictions otherwise imposed by this Agreement.

(ii)	Death and Disability. If the Participant’s Date of Termination occurs by reason of his death or Disability, then as of the Date of Termination, all Covered Shares that have not previously vested shall vest and the Participant (or his estate) shall become the owner of such shares free of all restrictions otherwise imposed by this Agreement.

(iii)	Other Employment Termination. If the Participant’s Date of Termination occurs for any reason other than the Participant’s death or Disability, the Participant shall, as of a Date of Termination, forfeit the Covered Shares that have not become vested as of that date.
(d)	Transfer of Shares. Covered Shares may not be sold, assigned, transferred, pledged or otherwise encumbered until the expiration of the Performance Period or, if earlier, until the Participant is vested in the shares.
     7. Withholding. The grant and vesting of the Covered Shares under this Agreement are subject to withholding of all applicable taxes. At the election of the Participant, and subject to such rules and limitations as may be established by the Committee from time to time and subject to any applicable loan commitments of the Company or its affiliates, such withholding obligations may be satisfied through the surrender of shares of Class A common stock (i) which the Participant already owns, or (ii) to which the Participant is otherwise entitled under the Plan; provided, however, that shares described in this clause (ii) may be used to satisfy not more than the Company’s minimum statutory withholding obligation (based on minimum statutory withholding rates for Federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income).
     8. Heirs and Successors. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business. If any rights of the Participant or benefits distributable to the Participant under this Agreement have not been exercised or distributed, respectively, at the time of the Participant’s death, such rights shall be exercisable by the Designated Beneficiary, and such benefits shall be distributed to the Designated Beneficiary, in accordance with the provisions of this Agreement and the Plan. The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form and at such time as the Committee shall require. If a Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be exercised by or distributed to the legal representative of the estate of the Participant. If a Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the Designated Beneficiary’s exercise of all rights under this Agreement or before the complete distribution of benefits to the Designated Beneficiary under this Agreement, then any rights that would have been exercisable by the Designated Beneficiary shall be exercised by the legal representative of the estate of the Designated Beneficiary, and any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.
     9. Administration. The authority to manage and control the operation and administration of this Agreement shall be vested in the Committee, and the Committee shall have all powers with respect to this Agreement as it has with respect to the Plan. Any interpretation of the Agreement by the Committee and any decision made by it with respect to the Agreement is final and binding.
     10. Plan Governs. Notwithstanding anything in this Agreement to the contrary, the terms of this Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the Secretary of the Company.
     11. Fractional Shares. In lieu of issuing a fraction of a share pursuant to paragraph 5.2(f) of the Plan or otherwise, the Company will be entitled to pay to the Participant an amount equal to the Fair Market Value of such fractional share.
     12. Amendment. This Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended by written agreement of the Participant and the Company without the consent of any other person.

     13. Applicable Law. The provisions of this Agreement shall be construed in accordance with the laws of the State of New York, without regard to the conflict of law provisions of any jurisdiction.
     14. Definitions. For purposes of this Agreement, the terms used in this Agreement shall be subject to the following:
(a)	Board of Directors. “Board of Directors” means the Board of Directors of the Company.

(b)	Capital Expenditures. “Capital Expenditures” means, for any period, without duplication, the sum of:
(i)	the aggregate amount of all expenditures of the Company for property, plant and equipment (excluding any property, plant and equipment acquired in connection with acquisitions, including advance location payments to location owners and excluding expenditures relating to additions to net assets related to acquisitions of businesses) that are recorded as fixed or capital assets made during such period which, in accordance with GAAP, would be classified as capital expenditures, and

(ii)	the aggregate amount of all cash payments made during such period in respect of any capitalized lease obligation allocable to the principal component thereof;
provided that the term “Capital Expenditures” shall not include (A) expenditures made in connection with the replacement, substitution or restoration of assets (I) to the extent financed from insurance proceeds paid on account of the loss of or damage to the assets being replaced or restored or (II) with awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced; (B) the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment to the extent that the gross amount of such purchase price is reduced by the credit granted by the seller of such equipment for the equipment being traded in at such time; (C) a capitalized lease obligation paid in respect of equipment that is leased in substitution for, or as replacement in connection with the trade-in of, existing similar equipment; (D) the purchase of plant, property or equipment made within one year of the sale of any asset in replacement of such asset to the extent purchased with the proceeds of such sale, and a capitalized lease obligation paid in respect of such replaced asset; and (E) expenditures for property, plant and equipment that are financed to the extent of such financing, provided that all cash payments made during such period in respect of such financing and allocable to the principal component thereof shall be treated as a Capital Expenditure for such period.

(c)	Cause. The term “Cause” means (i) if the applicable Participant is party to an effective employment agreement with the Company or any of its Subsidiaries, “Cause” shall have the same meaning as such term is defined therein; (ii) if the applicable Participant is not a party to an effective employment agreement but is a party to an effective equity award agreement pursuant to any stock incentive plan of the Company, “Cause” shall have the same meaning as such term is defined therein; and (iii) if the applicable Participant (A) commits an intentional act of fraud, embezzlement or theft in connection with his duties or in the course of his employment, (B) commits intentional, wrongful damage to property of the Company or its affiliates, (C) fails to perform the material duties of his position after receipt of a written warning from the Company, (D) is convicted of a felony, (E) violates Company policy, or (F) intentionally and wrongfully discloses confidential information of the Company or its affiliates that has been harmful to or has adversely affected the Company or its affiliates. For purposes of this letter, no act on the Participant’s part shall be considered “intentional” if it was due primarily to an error in judgment or negligence, but shall be considered intentional only if done by the Participant not in good faith and without reasonable belief that such action or omission was in the best interests of the Company; provided, however, that if the Participant’s employment is subject to an employment agreement that contains a definition of “Cause” or “Termination for Cause,” then, notwithstanding the foregoing provisions of this definition or the provisions of this Agreement, the definition of “Cause” or “Termination for Cause” in such employment agreement, rather than the foregoing definition in this Agreement, shall apply to the Participant.

(d)	Change in Control. “Change in Control” has the meaning ascribed to such term in the Plan.

(e)	Consolidated EBITDA. The term “Consolidated EBITDA” means, for any period, the sum (without duplication) of:
(i)	Consolidated Net Income, and

(ii)	to the extent Consolidated Net Income has been reduced thereby (A) all income taxes of the Company paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions of assets outside the ordinary course of business), (B) consolidated interest expense, and (C) consolidated non-cash charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company in accordance with GAAP. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” shall be calculated after giving effect on a pro forma basis for the applicable period of such calculation to any asset sales, acquisitions or other dispositions occurring during such applicable period as if such asset sale, acquisition or disposition occurred on the first day of such applicable period, and including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Exchange Act of 1934, as amended.

(f)	Consolidated Interest Expense. “Consolidated Interest Expense” means, for any period, the aggregate of interest expense of the Company for such period on a consolidated basis as determined in accordance with GAAP, excluding amortization or write-off of deferred financing costs and debt issuance costs during such period and any premium or penalty paid in connection with redeeming or retiring indebtedness of the Company and its Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such indebtedness and including, without duplication, (a) all amortization of original issue discount; (b) the interest component of capitalized lease obligations paid, accrued and/or scheduled to be paid or accrued during such period; (c) net cash costs under all interest rate swaps, caps, floors, collars or similar obligations or agreements (including amortization of fees); (d) all capitalized interest; and (e) the interest portion of any deferred payment obligations for such period.

(g)	Consolidated Net Income. “Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Company for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (A) after-tax gains and losses from asset sales or abandonments or reserves relating thereto, (B) after-tax items classified as extraordinary or nonrecurring gains, (C) the net income (but not loss) of any Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by a contract, operation of law or otherwise, (D) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued, (E) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), (F) all gains and losses realized on or because of the purchase or other acquisition by the Company of any securities of the Company, (G) amortization charges resulting from purchase accounting adjustments, (H) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets, (I) write downs resulting from the impairment of intangible assets, (J) the amount of amortization or write-off of deferred financing costs and debt issuance costs of Company during such period and any premium or penalty paid in connection with redeeming or retiring indebtedness of the Company prior to the stated maturity thereof pursuant to the agreements governing such indebtedness, (K) costs paid to unwind interest rate swaps, caps, floors, collars or similar obligations agreements, and (L) non-cash charges related to employee compensation.

(h)	Date of Termination. The term “Date of Termination” means the first day occurring on or after the Grant Date on which the Participant is not employed by the Company or any Subsidiary, regardless of the reason for the termination of employment; provided that a termination of employment shall not be deemed to occur by reason of a transfer of the Participant between the Company and a

Subsidiary or between two Subsidiaries; and further provided that the Participant’s employment shall not be considered terminated while the Participant is on a leave of absence from the Company or a Subsidiary approved by the Participant’s employer. If the Participant is employed by a Subsidiary and if, as a result of a sale or other transaction, the Participant’s employer ceases to be a Subsidiary (and the Participant’s employer is or becomes an entity that is separate from the Company), and the Participant is not, at the end of the 30-day period following the transaction, employed by the Company or an entity that is then a Subsidiary, then the occurrence of such transaction shall be treated as the Participant’s Date of Termination caused by the Participant being discharged by the employer.

(i)	DCF. The term “DCF” means Consolidated EBITDA of the Company for the consecutive twelve month period ending March 31, 2009 minus
(i)	the sum, without duplication, of:
(A)	Consolidated Interest Expense,

(B)	Capital Expenditures,

(C)	cash tax payments in respect of federal and state income taxes,

(D)	net changes in Working Capital and

(E)	extraordinary cash charges,
plus

(ii)	the sum of:
(A)	cash tax refunds in respect of federal and state income taxes and

(B)	extraordinary cash gains,
in each case of the Company on a consolidated basis for or in such period.
(j)	Disability. The Participant shall be considered to have a “Disability” during the period in which the Participant is unable, by reason of a medically determinable physical or mental impairment, to engage in any substantial gainful activity, which condition, in the opinion of a physician selected by the Committee, is expected to have a duration of not less than 120 days; provided, however, that if the Participant’s employment is subject to an employment agreement that contains a definition of “Disability” or “Disabled,” then, notwithstanding the foregoing provisions of this definition or the provisions of this Agreement, the definition of “Disability” or “Disabled” in such employment agreement, rather than the foregoing definition in this Agreement, shall apply to the Participant.

(k)	GAAP. The term “GAAP” means generally accepted accounting principles in the United States of America.

(l)	IRS. The term “IRS” means the Internal Revenue Service.

(m)	Plan Definitions. Except where the context clearly implies or indicates the contrary, a word, term, or phrase used in the Plan is similarly used in this Agreement.

(n)	Section 83(b) Election. The term “Section 83(b) Election” means an election made with the IRS under Section 83(b) of the Code and the regulations promulgated thereunder.

(o)	Working Capital. The term “Working Capital” means, at any date of determination, the consolidated assets of the Company that are classified as current assets in accordance with GAAP, less the consolidated liabilities of the Company which are classified as current liabilities in accordance with GAAP.
     IN WITNESS WHEREOF, the Participant has executed this Agreement, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Grant Date.

Participant

/s/ Mitchell Blatt

COINMACH SERVICE CORP.

/s/ Stephen R. Kerrigan

By: Stephen R. Kerrigan
Its: President and Chief Executive Officer